[Letterhead of W.P. STEWART & CO., LTD.]

PRESS RELEASE

Contact: Fred Ryan

telephone: 441-295-8585

10 March 2008

Hamilton, Bermuda

W.P. Stewart & Co., Ltd. Announces Fourth Quarter and Full Year 2007 Financial Results

•	Fourth quarter GAAP loss of $0.45 per share after non-recurring charges of $15.7 million , or $0.34 per share
•	Full year 2007 GAAP loss of $0.68 per share after non-recurring charges of $41.6 million, or $0.85 per share
•	Cash earnings of $0.03 per share for the fourth quarter and $0.69 per share for the full year 2007
•	Investment results continue to out-perform the S&P 500 Index in 2008.

Fourth Quarter 2007 Highlights

W.P. Stewart & Co., Ltd. today reported a net loss of $21.0 million, or $0.45 per share (basic and diluted), for the fourth quarter ended 31 December 2007. This loss is after fourth quarter non-recurring charges of $15.7 million, including a non-cash charge of approximately $15.6 million related to an impairment of intangible assets, or $0.34 per share (basic and diluted). This impairment reflects a decrease in assets under management, the fees from which were supporting intangible assets per the Financial Accounting Standards Board (SFAS No. 142). These fourth quarter net income results compare with net income in the fourth quarter of the prior year of $11.6 million, or $0.25 per share (basic and diluted).

Cash earnings for the quarter ended 31 December 2007 were $1.3 million, or $0.03 per share, diluted, (net loss of $21.0 million adjusted to include $22.3 million representing non-cash items consisting of unrealized losses and expenses consisting of non-cash compensation, depreciation, amortization and other non-cash charges, including the non-recurring impairment charges noted above, on a tax effected basis). In the same quarter of the prior year, cash earnings were $14.5 million, or $0.32 per share, diluted (net income of $11.6 million adjusted for the inclusion of $2.9 million representing non-cash income consisting of unrealized gains and expenses consisting of non-cash compensation, depreciation, amortization and other non-cash charges, including certain non-recurring, non-cash charges, on a tax-effected basis).

For the fourth quarter of 2007 there were 46,259,547 common shares outstanding on a weighted average diluted basis (46,251,856 – weighted average basic) compared to 45,817,333 common shares outstanding for the fourth quarter of 2006 on the same weighted average diluted basis (45,756,402 – weighted average basic).

Full Year 2007 Highlights

For the full year ended 31 December 2007, the net loss was $31.4 million or $0.68 per share (basic and diluted) compared to net income of $37.5 million or $0.82 per share (basic and diluted) in 2006.

Results for the twelve months ended 31 December 2007 include a non-recurring gain on the sale of the Company’s aircraft of $10.2 million, post-tax, offset by non-recurring charges of approximately $8.0 million relating to agreements with certain employees, whose employment with the Company terminated during the year and non-recurring, non-cash charges of approximately $33.6 million related to the impairment of customer-related intangible assets. This impairment reflects a decrease in assets under management, the fees from which were supporting customer-related intangible assets per the Financial Accounting Standards Board (SFAS No. 142)

Cash earnings for the full year ended 31 December 2007 were $31.8 million, or $0.69 per share, diluted, (net loss of $31.4 million adjusted to include $63.2 million, representing non-cash items consisting of unrealized losses and expenses, consisting of non-cash compensation, depreciation, amortization and other non-cash charges, including the non-recurring impairment charges, on a tax-effected basis). For the full year ended 31 December 2006, cash earnings were $49.7 million, or $1.08 per share, diluted, (net income of $37.5 million adjusted for the inclusion of $12.2 million, representing non-cash income consisting of unrealized gains and expenses of non-cash compensation, depreciation, amortization and other non-cash charges, including certain non-recurring, non-cash charges, on a tax-effected basis).

For the full year ended 31 December 2007, there were 46,138,214 common shares outstanding on a weighted average diluted basis (46,116,999 – weighted average basic) compared to 45,866,464 common shares outstanding for the same period in 2006 on the same weighted average diluted basis (45,816,561 – weighted average basic).

Investment Performance Update

The Company releases composite portfolio investment returns on a monthly basis. These returns are posted on the Company’s website at www.wpstewart.com , usually within one week of month-end. A complete history of the performance of the W.P. Stewart U.S. Equity Composite (the “Composite”) is available on the Company’s website.

The year-to-date performance for the Composite, as of 29 February, was -7.3%, pre-fee, and -7.5%, post-fee, compared with -9.1% for the S&P 500. These performance results are subject to change on final reconciliation of all relevant data.

Commenting on these investment results, Bill Stewart, Chairman & Chief Executive Officer said:  “While the decline in assets under management has been disappointing to all of us, I’m pleased that our clients’ relative performance continues to improve. Our U.S. Equity Composite has outperformed the S&P 500 year to date through February and has cumulatively outperformed the S&P 500 since June of 2007. As of February 25th, our W.P. Stewart Growth Fund (WPSGX”), which is managed in a manner similar to our direct U.S. equity client accounts, ranked fourth among large cap growth funds in the Wall Street Journal’s Mutual Fund Scorecard.

Our research focus, as always, is to ensure that the “look through” earning power behind clients’ portfolios keeps growing in good times and bad. Expanding the number of eligible companies in our U.S. equity universe and increasing its sustainable earnings growth rate has been a key goal over the past year. We have made good progress on both fronts. We expect client portfolios to emerge from the present bear market with faster ‘look through’ earnings growth and the opportunity for significant PE expansion from currently depressed levels.”

Assets Under Management

As previously reported, assets under management (“AUM”) were approximately $4.1 billion at 31 December, 2007. In the attached tables a complete breakdown of AUM flows with comparisons to earlier periods is provided.

As of 29 February 2008, AUM was approximately $3.1 billion, reflecting both market value depreciation and outflows since 31 December 2007.

Look Through Earning Power

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually, and currently our research analysts expect portfolio earnings growth to be within the historical range over the next few years.

Revenues and Other Financial Data

Revenues were $15.6 million for the quarter ended 31 December 2007, compared to $39.7 million, for the same quarter of 2006. Revenues for the full years ended 31 December 2007 and 2006 were $100.4 million and $142.1 million, respectively.

The average gross management fee, excluding performance fees, annualized, was 1.06% for the quarter ended 31 December 2007 and 1.06% for the year ended 31 December 2007, compared to 1.07% and 1.11% in each of the comparable periods of the prior year.

Excluding performance fee based accounts, the average gross management fee was 1.26%, annualized, for the quarter ended 31 December 2007, and 1.24% for the full year 2007, compared to 1.21% and 1.24% in each of the comparable periods of the prior year.

Total operating expenses were $37.0 million, including $15.7 million in non-recurring charges (cash and non-cash) for the fourth quarter 2007, compared to $26.0 million in the same quarter of the prior year. Total operating expenses were $125.0 million, including $41.6 million in non-recurring charges (cash and non-cash) for the full years ended 31 December 2007, compared to $98.6 million for the year ended 31 December 2006.

During 2006 and 2007 the Company issued restricted stock to various employees. The non-cash compensation expense related to these restricted stock grants was approximately $3.9 million for the fourth quarter of 2007 ($2.7 million for the fourth quarter of 2006) and approximately $17.8 million for the full-year ended 31 December 2007 ($7.9 million for the full year 2006). This non-cash compensation expense is included in “employee compensation and benefits”.

The Company's provision/(benefit) for taxes for the quarter ended 31 December 2007 was $(400,000) versus $2.1 million in the comparable quarter of the prior year, and was $6.8 million and $6.0 million for the years ended 31 December, 2007 and 2006, respectively.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

For more information, please visit the Company's website at www.wpstewart.com , or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended			% Change From
	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006	Sept. 30, 2007	Dec. 31, 2006

Revenue:
Fees	$13,505,682	$13,735,183	$31,874,280	-1.67%	-57.63%
Commissions	2,264,549	2,894,860	5,686,392	-21.77%	-60.18%
Realized gain on sale of aircraft	-	18,464,963	-	-100.00%	-
Realized and unrealized gains/(losses) on investments (1)	(800,602)	981,738	2,088,155	-181.55%	-138.34%
Interest and other	635,442	609,683	101,107	4.22%	528.48%

	15,605,071	36,686,427	39,749,934	-57.46%	-60.74%

Expenses:
Employee compensation and benefits	11,324,901	11,162,970	12,900,065	1.45%	-12.21%
Fees paid out	1,298,611	1,699,434	2,003,373	-23.59%	-35.18%
Commissions, clearance and trading	383,146	403,276	1,159,174	-4.99%	-66.95%
Research and administration	2,470,070	3,327,352	3,348,373	-25.76%	-26.23%
Marketing	1,833,438	1,325,121	1,753,368	38.36%	4.57%
Depreciation and amortization	1,441,214	1,441,374	1,727,325	-0.01%	-16.56%
Impairment of intangible asset	15,572,074	-	-	-	-
Other operating	2,652,474	2,101,628	3,093,667	26.21%	-14.26%
	36,975,928	21,461,155	25,985,345	72.29%	42.30%

Income before taxes	(21,370,857)	15,225,272	13,764,589	-240.36%	-255.26%

Provision for taxes	(400,226)	6,006,852	2,138,009	-106.66%	-118.72%

Net income	$(20,970,631)	$9,218,420	$11,626,580	-327.49%	-280.37%

Earnings per share:

Basic earnings per share	$(0.45)	$0.20	$0.25	-325.00%	-280.00%

Diluted earnings per share	$(0.45)	$0.20	$0.25	-325.00%	-280.00%

Note (1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the Year Ended December 31,
	2007	2006	%

Revenue:
Fees	$64,322,381	$107,802,462	-40.33%
Commissions	13,875,152	29,608,834	-53.14%
Realized gain on sale of aircraft	18,464,963	-	-
Realized and unrealized gains/(losses) on investments (1)	1,460,178	2,229,075	-34.49%
Interest and other	2,265,888	2,490,307	-9.01%

	100,388,562	142,130,678	-29.37%

Expenses:
Employee compensation and benefits	48,125,077	43,725,858	10.06%
Fees paid out	6,626,482	8,126,112	-18.45%
Performance fee charge	-	2,625,642	-100.00%
Commissions, clearance and trading	2,301,335	5,665,123	-59.38%
Research and administration	12,260,688	13,628,542	-10.04%
Marketing	6,002,748	6,309,491	-4.86%
Depreciation and amortization	5,769,095	6,572,545	-12.22%
Impairment of intangible asset	33,557,074	-	-
Other operating	10,351,246	11,971,467	-13.53%
	124,993,745	98,624,780	26.74%

Income before taxes	(24,605,183)	43,505,898	-156.56%

Provision for taxes	6,796,053	6,030,455	12.70%

Net income	$(31,401,236)	$37,475,443	-183.79%

Earnings per share:

Basic earnings per share	$(0.68)	$0.82	-182.93%

Diluted earnings per share	$(0.68)	$0.82	-182.93%

Note (1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

	(in millions)
	For the Three Months Ended			For the Year Ended
	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
Existing Accounts:
Contributions	$106	$58	$183	$303	$780
Withdrawals	(154)	(151)	(379)	(934)	(1,356)
Net Flows of Existing Accounts	(48)	(93)	(196)	(631)	(576)
Publicly Available Funds:
Contributions	8	13	18	115	147
Withdrawals	(128)	(168)	(63)	(605)	(295)
Direct Accounts Opened	11	7	34	161	145
Direct Accounts Closed	(469)	(312)	(460)	(3,038)	(1,311)
Net New Flows	(578)	(460)	(471)	(3,367)	(1,314)

Net Flows of Assets Under Management	$(626)	$(553)	$(667)	$(3,998)	$(1,890)

* The table above sets forth the total net flows of assets under management for the three months ended December 31, 2007, September 30, 2007 and December 31, 2006, respectively, and for the year ended December 31, 2007 and 2006, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.